FORMCAP CORP.

FORM 8-K
(Current report filing)

Filed 02/23/11

Address	50 WEST LIBERTY STREET SUITE 880 RENO, NV 89501
Telephone	888-777-8777
CIK	0001102709
Symbol	FRMC
SIC Code	7372 – Prepackaged Software
Fiscal Year	12/31

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported) : February 18, 2011

FORMCAP CORP.

(Exact name of registrant as specified in its charter)

Nevada

(State or Other Jurisdiction of Incorporation)

0 - 28847

(Commission File Number)

1006772219

(I. R. S. Employer Identification No.)

50 West Liberty Street, Suite 880, Reno, NV 89501

(Address of principal executive offices, including zip code.)

888-777-8777

(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

|_| Written communications pursuant to Rule 425 under the Securities Act (17 CRF 230.425)

|_| Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CRF 240.14a-12)

|_| Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17CRF 240.14d-2(b))

|_| Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CRF 240.13e-4(c))

Item 5.02 Departure of Director; Appointment of Director

On January 28, 2011, the Registrant received and accepted the resignation of Mr. Terry R. Fields as President, Secretary, Treasurer and Director, with immediate effect.

On January 28, 2011, the Registrant appointed Mr. Graham Douglas as President, Secretary, Treasurer and Director, with immediate effect.

Mr. Graham Douglas has served the Company in the same capacities, between May 6, 2009 and May 18, 2010. He is an experienced business executive with 35 years of financial and operational management, in industries such as banking, real estate, and logistics. Beginning in 1992, he has been active as a business consultant in the areas of corporate restructurings, mergers, acquisitions, corporate finance and public offerings. He has also been an early stage investor and assisted in raising later stage fundings for companies in industries such as beverage, food processing, clothing, tourism, real estate, construction, telecommunications, technology, mining and exploration, heavy equipment auction, oil and gas exploration and biofuels.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

FormCap Corp.

By : /s/ Graham Douglas

          Graham Douglas
President, Secretary, Treasurer and Director

February 23, 2011